Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

General

The following description of the ordinary shares and warrants of Locafy Limited (the “Company”) is intended as a summary only and therefore not a complete description of the Company’s outstanding ordinary shares and warrants. The description is based upon, and is qualified by reference to the Company’s Constitution (the “Constitution”), specimen ordinary share certificate, the Company’s representative warrant and specimen warrant certificate, which were filed as exhibits to the Annual Report on Form 20-F, of which this Exhibit 2.1 is a part.

Australian law does not limit the authorized share capital that may be issued by a corporation and does not recognize the concept of par value. Subject to our Constitution, the Australian Corporations Act (the “Corporations Act”), and the rules governing the listing of our securities on the Nasdaq Capital Market (“Nasdaq”), our directors are entitled to issue shares in our capital, grant options over unissued shares, and settle the manner in which fractions of a share are to be dealt with. The directors may decide the persons to whom, and the terms on which, shares are issued or options are granted as well as the rights and restrictions that attach to those shares or options subject to our Constitution, the Corporations Act and Nasdaq rules.

As at June 30, 2023, there are 1,276,248 outstanding shares of the Company.

Ordinary shares

Voting Rights

Each holder of our ordinary shares is entitled to receive notice of and to be present, to vote and to speak at general meetings. Subject to any rights or restrictions attached to any shares, on a show of hands each holder of ordinary shares present has one vote and, on a poll, one vote for each fully paid share held, and for each partly paid share, a fraction of a vote equivalent to the proportion to which the share has been paid up. Voting may be in person or by proxy, attorney or representative.

No business, the election of a chairman and the adjournment of the meeting, shall be transacted at any general meeting unless a quorum is present comprising two shareholders present in person, by proxy, attorney or representative.

Dividend Rights

Holders of our ordinary shares are entitled to receive such dividends as may be declared by the directors, subject to and in accordance with the Corporations Act, the rights of any preference shareholders and to the rights of the holders of any shares created or raised under any special arrangement as to dividend. If the directors determine that a final or interim dividend is payable, it is (subject to the terms of issue on any shares or class of shares) paid on all shares proportionate to the amount for the time being paid on each share. Dividends may be paid by cash, electronic transfer, or any other method as the board determines.

The directors have the power to capitalize and distribute the whole or part of the amount from time to time standing to the credit of any reserve account or the profit and loss account or otherwise available for distribution to shareholders, subject to any rights or restrictions for the time being attached to any class or class of shares. The capitalization and distribution must be in the same proportions which the shareholders would be entitled to receive if distributed by way of a dividend.

Subject to the rules of Nasdaq, the directors may pay a dividend out of any fund or reserve or out of profits derived from any source.

Variation of Class Rights

The Corporations Act provides that if a company has a constitution that sets out the procedure for varying or cancelling rights attached to shares in a class of shares, those rights may be varied or cancelled only in accordance with the procedure.

The rights attached to our ordinary shares may only be varied with the consent in writing of members holding at least three-quarters of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of shares of that class. Any variation of rights will be subject to the Corporations Act.

Rights of Non-Resident or Foreign Shareholders

There are no specific limitations in the Corporations Act which restrict the acquisition, ownership, or disposal of shares in an Australian company by non-resident or foreign shareholders. The Foreign Acquisitions and Takeovers Act 1975 (Cth) regulates investment in Australian companies and may restrict the acquisition, ownership, and disposal of our ordinary shares by non-resident or foreign shareholders.

Shareholders Meetings

We must hold an annual general meeting within five months of the end of each fiscal year. Our end of fiscal year is currently June 30th each year. At the annual general meeting, shareholders typically consider the annual financial report, directors’ report and auditor’s report and vote on matters, including the election of directors and the appointment of the auditor (if necessary). We may also hold other meetings of shareholders from time to time. The annual general meeting must be held in addition to any other meetings which we may hold.

Unless applicable law or our Constitution requires a special resolution, a resolution of shareholders is passed if more than 50% of the votes at the meeting are cast in favor of the resolution by shareholders in person or proxy entitled to vote upon the relevant resolution. A special resolution is passed if the notice of meeting sets out the intention to propose the special resolution and it is passed if at least 75% of the votes at the meeting are cast by shareholders in person or proxy entitled to vote upon the relevant resolution.

A special resolution usually involves more important questions affecting us as a whole or the rights of some or all of our shareholders. Special resolutions are required in a variety of circumstances under our Constitution and the Corporations Act, including without limitation:

●	to change our name;
●	to amend or repeal and replace our Constitution;
●	to approve the terms of issue of preference shares;
●	to approve the variation of class rights of any class of shareholders;
●	to convert one class of shares into another class of shares;
●	to approve certain buy backs of shares;
●	to approve a selective capital reduction of our shares;
●	to approve financially assisting a person to acquire our shares;
●	to change our company type;
●	with the leave of an authorized Australian court, to approve our voluntary winding up;
●	to confer on a liquidator, with either general or specific authority in respect of compensation arrangements of such liquidator; and
●	to approve an arrangement entered into between a company about to be, or in the course of being, wound up.

Warrants

Duration and Exercise Price

Each whole warrant is exercisable into one ordinary share at an exercise price equal to $82.50 per ordinary share. The warrants were immediately exercisable and will be immediately exercisable upon issuance for a five-year period after the date of issuance. The exercise prices and numbers of shares of ordinary stock issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our ordinary shares. The warrants were issued in certificated form only.

Exercisability

The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of our ordinary shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s warrants to the extent that the holder would own more than 4.895% of our outstanding ordinary shares immediately after exercise.

Cashless Exercise

If, at the time a holder exercises a warrant, a registration statement registering under the Securities Act either (i) the issuance of the ordinary shares for which the warrants are exercisable or (ii) the resale of the ordinary shares for which the warrants are exercisable by the holder is not then effective or available for the issuance or resale, respectively, of such ordinary shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) such number of ordinary shares as determined according to a formula set forth in the warrant.

Transferability

A warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Fractional Shares

No fractional ordinary shares will be issued upon the exercise of the warrants. Rather, the number of ordinary shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is no established trading market for any of the warrants. Although the warrants are listed on Nasdaq, an active trading market for our warrants may never develop or may not be sustained if one develops. Without an active trading market, the liquidity of the warrants will be limited.

Rights as a Shareholder

Except as otherwise provided in the warrants or by virtue of the holders’ ownership of our ordinary shares, the holders of warrants do not have the rights or privileges of holders of our ordinary shares, including any voting rights, until such warrant holders exercise their warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our ordinary shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding ordinary shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding ordinary shares, the holders of the warrants are entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Waivers and Amendments

No term of the warrants may be amended or waived without the written consent of the holder of such warrant.

Exclusive Forum

We have agreed that any action, proceeding or claim against us arising out of or relating in any way to the warrants will be brought and enforced in the courts of the State of New York sitting in the City and County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors”. This exclusive forum provision shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, any other claim for which the federal courts have exclusive jurisdiction or any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, other employees or agents. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Listing

Our ordinary shares and warrants are listed on Nasdaq under the symbols “LCFY” and “LCFYW”, respectively.

Transfer Agent, Registrar and Auditor

The transfer agent and registrar for our ordinary shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts.

Grant Thornton Audit Pty Ltd, located at Central Park, 152-158 St Georges Terrace, Perth WA 6000, Australia is our independent registered public accounting firm and has been appointed as our independent auditor.